UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Liquidity Services, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53635B107
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815
(301) 656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 11, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 53635B107

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,064,261 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

8	SHARED VOTING POWER
66,900 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

9	SOLE DISPOSITIVE POWER
1,064,261 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

10	SHARED DISPOSITIVE POWER
66,900 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (The denominator is based on the 33,988,798 shares of common stock outstanding as of February 3, 2020, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2019 (the "Form 10-Q") filed by Liquidity Services, Inc.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 53635B107

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,070,861 (Includes 1,064,261 shares of common stock held by the Fund and 6,600 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

8	SHARED VOTING POWER
66,900 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

9	SOLE DISPOSITIVE POWER
1,070,861 (Includes 1,064,261 shares of common stock held by the Fund and 6,600 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

10	SHARED DISPOSITIVE POWER
66,900 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (The denominator is based on the 33,988,798 shares of common stock outstanding as of February 3, 2020, as stated on the facing page of the Form 10-Q filed by Liquidity Services, Inc.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 53635B107
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of Liquidity Services, Inc. (the "Issuer"). The principal executive office of the Issuer is 6931 Arlington Road, Suite 200, Bethesda, Maryland 20814.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”). Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser. Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above. During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 1,064,261 shares of common stock of the Issuer. The aggregate purchase price was $5,842,547, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares. Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940. Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 66,900 shares of common stock of the Issuer and in most instances, has voting power over such shares. The aggregate purchase price was $392,407, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. Roumell purchased 6,600 shares of common stock for an aggregate purchase price of $38,568, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity. As of March 6, 2020, the Reporting Persons decided to send a letter to the Issuer’s board of directors to ask it review the Issuer’s strategic options. Accordingly, the Reporting Persons sent a letter, dated March 11, 2020, to the Issuer’s board of directors. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.01 and is incorporated herein by this reference. The Reporting Persons may also enter into discussions with third parties and other stockholders. The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional securities of the Issuer. While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise. Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons. (b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock. The 1,064,261 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. The 66,900 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund. The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 33,988,798 shares of common stock outstanding as of February 3, 2020, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2019, filed by the Issuer. (c) During the 60-day period ended March 11 2019, Roumell Asset Management conducted the following transactions in the Issuer's common stock on behalf of the Fund and its client advisory accounts, as noted below. Prices do not reflect brokerage commissions paid. Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended March 11, 2020. Date No. of Shares Aggregate Price 2/06/2020 8,700 42,994.53 2/07/2020 55,000 264,100.50 2/10/2020 19,242 87,954.36 2/11/2020 19,408 91,846.42 2/12/2020 18,247 84,666.08 2/13/2020 9,870 45,904.38 * 2/18/2020 31,609 141,693.66 2/19/2020 3,853 17,383.19 2/20/2020 14,000 65,977.80 2/24/2020 11,000 51,722.00 2/25/2020 18,753 75,822.13 2/26/2020 2,793 11,792.05 2/28/2020 10,000 39,955.00 * Denotes transactions for client advisory accounts (d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,064,261 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund. Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 66,900 shares of the Issuer’s common stock. Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 6,600 shares of the Issuer’s common stock. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Letter to the Board of Directors of Liquidity Services, Inc. dated March 11, 2020. Exhibit 7.02 Joint Filing Agreement by and among the Reporting Persons, dated March 11, 2020.

CUSIP No.: 53635B107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 11 2020	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
March 11 2020	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 53635B107
Exhibit 7.01 March 11, 2020 Board of Directors Liquidity Services Inc. 6931 Arlington Road Second Floor Bethesda, MD 20814 Board of Directors: Roumell Asset Management, LLC owns over 1.1 million shares, 3.3%, of Liquidity Services Inc., LQDT. We have been a continuous shareholder since May 2017. We are known for pursuing out of favor, overlooked and misunderstood securities possessing strong balance sheets managed by competent people adhering to high ethical standards. Further, we’re known for being patient as we understand and accept turnaround dynamics. We have lost faith in LQDT’s management team’s ability to run its business profitably. Moreover, the recent egregious cash bonus paid to Bill Angrick, CEO, calls into question the company’s commitment to running a shareholder-friendly enterprise. The 96% increase in executive compensation for 2019 over 2018 indicates a Board that is unwilling to hold management accountable to shareholder profits, preferring gauzy “adjusted” metrics. In fact, the metric set for Adjusted EBITDA allowed for additional compensation to executives even if that figure was negative. FY 2019 Adjusted EBITDA came in at negative $1.3 million, which triggered awards. Charlie Munger, vice chairman of Berkshire Hathaway, is perhaps corporate America’s leading voice on management accountability and the role of ethical stewardship. Regarding “Adjusted EBITDA”, Munger recently said, “Think of the basic intellectual dishonesty that comes when you start talking about adjusted EBITDA. You’re almost announcing you’re a flake.” The company’s cash balance has gone from $135 million as of September 30, 2016 to $49 million as of December 31, 2019. The Machinio acquisition was $16.7 million in cash, so $69 million in cash has been depleted in the past 3.5 years, after accounting for this purchase. Further, we understand that in the first quarter of 2020 the company will need to pay a $5 million contingent payment to Machinio's prior owners. Shareholders are exhausted with this capital burn, combined with pictures of a rosy future, and we believe want the business sold to the highest bidder. We believe that the company’s very profitable GovDeals business (dominate market leader, 90% gross margins and growing) comfortably exceeds the company’s current market capitalization. Additionally, the company’s growing retail segment, supported by the tailwinds of online returns, is a very attractive business that should be easy to monetize, in our opinion. In fact, privately-held Optoro, a competitor, raised $75 million in July 2018 at a pre-money valuation estimated to be between $500 million to $1 billion by PrivCo. LQDT's enterprise value today stands at a paltry $90 million. We understand that Optoro’s GMV is much smaller than LQDT’s given its significantly smaller buyer-base, the life-blood of the business, and one LQDT has spent years building. Bill’s projections and promises to shareholders over the past five years are long on faith and hope in the future. While signaling that business is getting stronger, the company has been unwilling to clearly communicate its operational goals, as is common among companies with strong governance practices. For example, current LQDT board member Pat Gross also sits on the board of Rosetta Stone, RST. LQDT uses RST as one of its compensation comparables. Three years ago, RST needed to make new investments, while sitting on a far smaller cash cushion than LQDT, as it too faced industry disruptive issues. In contrast to LQDT, RST told its shareholders, and potential investors, its operational goals in clear language. The company identified and held itself accountable to 2019, 2020 and 2021 revenue, gross margin, operating cash flow and cap-ex targets. That’s what companies do when they respect their owners. If the company is progressing on reaching its goals, as it repeatedly claims, why not share the details underscoring its confidence and communicating its operational goals with shareholders? The market is exacting and has spoken. To wit, since December 31, 2014, LQDT’s shares are down 50% while the Russell 2000 is up 12% during the same period. Since December 30, 2016, the company’s shares are down 58% while the Russell 2000 is down less than 1%. Prior to our recent communication with the Board, not one director or senior manager had made an open-market share purchase in the past several years despite the company’s stock nearing all-time lows. We applaud the recent purchases by Bill and several directors. We believe such purchases were likely in reaction to our communication. These purchases are long overdue and a good start to what shareholders want to see from directors and management. The cash expenditures needed to support LQDT’s operations are unacceptable. While underlying value has been created, it will most likely be realized in the context of a larger company, with greater resources, benefiting from economies of scale. It is time to for the Board to consider other routes to maximize shareholder value. We strongly recommend the company hire a banker in order to see what value could be realized today versus what value might be reasonably created in the future (discounted to the present and accounting for execution risk). The Board needs both numbers (a buy-out price versus a reasonable present value based on operational goals) in order to fulfill its fiduciary duty to shareholders. We intend to reach out to potential interested strategic and/or financial buyers. We believe that an environment with a reported $1.5 trillion in private equity money needing to be invested is a reality that the Board can no longer ignore. We believe that our views are widely-held among other LQDT shareholders. We encourage all shareholders to make their views known to this Board. Moreover, we encourage any potential outside interested buyers to publicly communicate their interest so that the owners of this business can decide how they would like to proceed with their investment. Sincerely, /s/ James C. Roumell Roumell Asset Management, LLC President

CUSIP No.: 53635B107
Exhibit 7.02 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of Enzo Biochem Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 11th day of March 2020. ROUMELL ASSET MANAGEMENT, LLC By: /s/ James C. Roumell James C. Roumell, President By: /s/ James C. Roumell James C. Roumell